UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

CA, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

12673P105

(CUSIP Number)

Mr. Roger Rotach

Careal Holding AG

Utoquai 49

8022 Zurich, Switzerland

Telephone Number 41-44-269-53-16

Copy to:

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12673P105

1	Names of Reporting Persons Careal Property Group AG (formerly known as Careal Holding AG)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 0.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 12673P105

1	Names of Reporting Persons Martin Haefner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC OF CAREAL PROPERTY GROUP AG

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 0.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 12673P105

1	Names of Reporting Persons Eva Maria Bucher-Haefner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC OF CAREAL PROPERTY GROUP AG

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 0.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 12673P105

1	Names of Reporting Persons BigPoint Holding AG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 0.0%

14	Type of Reporting Person (See Instructions) CO

This Amendment No. 14 (this “Amendment”) to the Statement on Schedule 13D, filed on August 24, 1987, by Careal Property Group AG (formerly known as Careal Holding AG), a Swiss corporation (“Careal”) and Mr. Walter H. Haefner, a national and resident of Switzerland, as amended on July 21, 1988, February 22, 1989, June 14, 1989, August 3, 1989, December 1, 1989, September 16, 1998, November 14, 2001, December 28, 2001 and October 30, 2003 and as further amended by filings by Careal, Mr. Martin Haefner and Ms. Eva Maria Bucher-Haefner on July 10, 2012 and November 20, 2015, as further amended by Careal, Mr. Martin Haefner, Ms. Eva Maria Bucher-Haefner and BigPoint Holding AG on December 2, 2015 and July 17, 2018, further amends and supplements such Statement with respect to the Common Stock, par value $.10 per share (“Common Stock”), of CA, Inc. (formerly known as Computer Associates International, Inc.), a Delaware corporation (the “Company”).  All items not described herein remain as previously reported in the Statement.  Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement, as previously amended, filed with the Securities and Exchange Commission.

Item 4.                       Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the following:

On July 11, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Broadcom Inc., a Delaware corporation (“Broadcom”), and Collie Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Broadcom (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Broadcom.  The Merger closed on November 5, 2018.  At the effective time of the Merger, each outstanding share of the Company’s Common Stock (other than certain excluded shares) automatically converted into the right to receive $44.50 in cash.

Item 5.                       Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock.

(c) Except as set forth in this Amendment, none of the Reporting Persons has effected any transactions in shares of Common Stock in the past 60 days.

(d) Not applicable.

(e) As of November 5, 2018, upon the closing of the Merger, the Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 7, 2018

CAREAL HOLDING AG

By: Martin Haefner, Chairman and President

By:	/s/ Claude Lambert
Claude Lambert
Attorney-in-fact for Martin Haefner

MARTIN HAEFNER

By:	/s/ Claude Lambert
Claude Lambert, attorney-in-fact

EVA MARIA BUCHER-HAEFNER

By:	/s/ Claude Lambert
Claude Lambert, attorney-in-fact

BIGPOINT HOLDING AG

By:	/s/ Claude Lambert
Claude Lambert, attorney-in-fact